Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

On June 1, 2026, OpenPayd Global Holdings Limited (“OpenPayd”) announced its proposed business combination with Titan Acquisition Corp (“Titan”), which is expected to result in OpenPayd becoming a publicly traded company listed on the Nasdaq Stock Exchange. The following is a transcript of an interview given by OpenPayd on October 19, 2026 with Tech Edge during Money20/20 USA 2026 in Las Vegas, Nevada, in which the proposed business combination between Titan and OpenPayd was discussed.

Interview Transcript

Iana Dimitrova, CEO, OpenPayd (00:00):

Digital assets and blockchain is something that businesses are adopting at very fast pace, and we’re there to support them.

John Jannarone, Editor-in-Chief, Tech Edge (00:20):

It’s John Jannarone, Entertaining Tech show, here in Las Vegas, Nevada, at Money20/20. I’ve got our first guest of the day. I have Iana, who is CEO of OpenPayd, joining the program. Iana, thanks for joining us.

Iana (00:30):

Very good morning, John. Great to be here. Thank you for having me.

John (00:33):

So for folks who are discovering this fascinating company, which, by the way, we’ll get more into this, is going public for the first time, tell us a bit about what services you provide your customers.

Iana (00:40):

Absolutely. So OpenPayd is an infrastructure provider. We help businesses move and manage money cross-border, move and manage money globally, through a rail-agnostic infrastructure.

John (00:52):

Now, there are all kinds of choices out there. I mean, look at this room. Lots and lots of companies in this payment space. One thing that jumped out at me that I want to talk about, that differentiates you, is the single powerful API. Now, for folks who are not initiated, an API is basically a bridge or a messenger that helps the end user get, essentially, the ability to make a payment confirmed. So tell us why it’s critical to have just one.

Iana (01:16):

Absolutely. So John, what we have built is a platform that combines all the services that a business may need in order to move and manage their money globally. We’ve built payment accounts. We’ve built connectivity to local and international payment rails, and we have done that both within the fiat world, so for a wide range of fiat currencies, and we’ve also done that now for the digital asset world. In other words, a business can hold, store, send, and receive value through any fiat channel, as well as through the blockchain now.

John (01:48):

Now, I also noticed when I walked in, there was this board saying, “Look at all the banks and financial institutions that are here.” And that leads me to want to ask you about stablecoins. Big financial institutions have kind of slowly embraced cryptocurrencies, but stablecoins, they seem to really like. Can you explain to me why that’s important?

Iana (02:06):

Stablecoins have absolutely exploded. I think everyone now recognizes the utility of the blockchain technology for the movement of money cross-border, and really the main use case is cross-border payments, or what people in the industry call the stablecoin sandwich. It’s really helping businesses move and manage money globally across border[s], from one currency to another, faster, cheaper, and with greater visibility.

John (02:26):

That’s great. Now, I want to talk about this bridge between fiat currency and crypto. Are there going to be entities out there that are using both of them in huge volumes every day?

Iana (02:42):

Absolutely. And adoption is growing by the day. What we see is that regulation is changing, both in Europe and here in the US, and we very much welcome this because more and more institutions are adopting the use of stablecoins and broadly speaking, digital assets and the blockchain technology, in order to hold custody funds, but also move funds cross-border. So absolutely. And what becomes really critical is the infrastructure that underpins that, and that’s exactly what we’re building at OpenPayd. Infrastructure that’s rail-agnostic and supports both fiat and digital assets alike.

John (03:15):

Now, I’m pleased to tell our viewers out here that you can effectively invest in this company now. You would do that by purchasing shares of the SPAC that the company’s going public with through a merger.

Now, I want to talk about that for a minute. We used to cover a lot of SPACs five years ago, and some of them had celebrities like Ashton Kutcher on board, but these are serious people, and in fact, the predecessors to this entity have traded quite well, in some cases even gotten acquired. Is that right, Iana?

Iana (03:41):

Yes, in three out of five. So we made the decision to partner with Titan Acquisition Corp. They have excellent track record of being both operators, one of the founding team of the Bancorp Bank here in the US, started in 1999. And then within the capital markets, five successful de-SPAC transactions, the likes of Payoneer, and CardConnect, and others. So really combining the best of both worlds, being both an operator and very successful in the de-SPAC space. And we see a lot of value, and that’s why we believe this is going to be a successful transaction, a successful marriage.

John (04:13):

All right. Great. Let’s shift the focus back to the company for a moment. Where do you see around the world your biggest growth opportunity, both in geographic terms, and then perhaps in any sub-sectors?

Iana (04:20):

Well, of course, I have to start with here in the US. We very recently, about a month ago, acquired 43 US money transmission licenses, and the US is the next area of expansion for us because all of our existing customers in our pipeline are here in the US, and they’re ready to take our rails here in the US as well.

We’re then looking at Asia. Asia is having a high concentration of capital, very highly developed in terms of technological innovation, and the demand for infrastructure, both fiat and digital asset is there. So we’re looking at both the US and Asia in terms of expansion. And as I said before, digital assets and blockchain is something that businesses are adopting at very fast pace, and we’re there to support them.

John (05:04):

All right. Great. Just a couple more questions for you, Iana. This is a two-parter, actually. So would you mind sharing with our guests, and we were talking in the green room about this just now, some of the big partners you have? And then just as a follow-up, can you also work with startups and smaller companies?

Iana (05:20):

We work with startups and large enterprise customers alike. Our infrastructure is rail-agnostic, it’s industry-agnostic, and frankly, business-size agnostic as well. In terms of startups, the reason why they come to us is because we’re very agile, and we still have the ability to develop a custom solution to fit their needs.

And then in terms of our wider partnerships, we work with the likes of Kraken, and Crypto.com, and eToro. We’ve been supporting the growth of their businesses for many years now. And now more recently, within the stablecoin space, we’re directly partnering with Circle, further we’re one of the design partners for the Circle payment network, the Fireblocks payment network, and also having direct relationships both for minting, burning of the main stablecoins with the main stablecoin issuers as well.

John (06:03):

All right. Final question. How does AI fit into all of this, and how does it impact your business?

Iana (06:06):

Well, I would have been surprised had you not asked me the question, John, because everyone is talking about AI here. And listen, OpenPayd has been building infrastructure that is AI-ready, and that is ready for programmable money movements from the offset. We started building that product over six, seven years ago, with programmable money movement in sight. And therefore, everything that we built, all of the capabilities that we built, they’re available through a single API, fully programmable, and that can be adopted by the agents of our business customers, and basically take them from there to the next level.

John (06:45):

All right. Great. Well, we’re going to leave it there, Iana. It’s been a really informative, fascinating interview, thank you for joining and for kicking off our program today.

Iana (06:52)

John, thank you for having me and OpenPayd here today.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the Securities and Exchange Commission (the “SEC”) and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan or OpenPayd. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the SEC, which includes a proxy statement of Titan and a prospectus of OpenPayd, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston Taylor LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.